Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$510,765	$476,819	$373,297	$290,422	$296,407
Add:
Portion of rents representative of the interest factor	12,383	12,231	12,442	12,623	13,229
Interest on debt & amortization of debt expense	116,241	129,295	128,385	141,174	150,763
Income as adjusted	$639,389	$618,345	$514,124	$444,219	$460,399
Fixed charges:
Interest on debt & amortization of debt expense (1)	$116,241	$129,295	$128,385	$141,174	$150,763
Capitalized interest (2)	2,260	1,522	1,895	2,642	1,690
Rents	37,150	36,693	37,326	37,868	39,686
Portion of rents representative of the interest factor (3)	12,383	12,231	12,442	12,623	13,229
Fixed charges (1)+(2)+(3)	$130,884	$143,048	$142,722	$156,439	$165,682
Ratio of earnings to fixed charges	4.89	4.32	3.60	2.84	2.78